IMPACT MANAGEMENT INVESTMENT TRUST
                          IMPACT TOTAL RETURN PORTFOLIO
                  (FORMERLY IMPACT MANAGEMENT GROWTH PORTFOLIO)

                           REPORT ON SHAREHOLDER VOTE

     A special meeting of shareholders was held on April 19, 1999 for shareholders of record as of March 9, 1999 for the purpose of considering and acting upon the following matters:

     1. To approve or disapprove a sub-investment advisory agreement between Jordan American Holdings, Inc. (the Portfolio's current investment advisor), Schneider Capital Management Corporation and the Trust to delegate to the Sub-Advisor certain of the duties the Advisor performs under the Advisory Agreement;

     2. To approve or disapprove a change in the Portfolio's investment objective from seeking capital appreciation to providing maximum long-term total return; and

     3. To transact such other business as may properly come before the meeting.

     The number of shares for, against, and withheld, and the number of abstentions on each matter were as follows:

                                                      For         Against      Abstentions      Withheld
                                                      ---         -------      -----------      --------
1.  To approve the sub-investment
         advisory agreement                       557,358.614       -0-         2,222.320      376,266.016
2.  To approve the change in the
         investment objective                     555,423.774    1,934.840      2,222.320      376,266.016

     Based on the results noted above, the sub-investment advisory agreement between Jordan American Holdings, Inc., Schneider Capital Management Corporation and the Trust was approved and the change in the Portfolio's investment objective was approved. There was no other business to come before the meeting.